Organigram Announces Independent Proxy Advisory Firm ISS Recommends Organigram Shareholders Vote FOR the Acquisition of Sanity Group GmbH

ISS Cites Compelling Strategic Rationale, Favorable Market Reaction, and Strong Institutional Confidence in Recommending Shareholders Vote FOR the Transaction Resolution

TORONTO—(BUSINESS WIRE)— March 23, 2026 Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce that Institutional Shareholder Services Inc. ("ISS"), a leading independent proxy advisory firm, has recommended that holders of common shares of Organigram ("Shareholders") vote FOR the ordinary resolution (the "Transaction Resolution") to approve the indirect acquisition of Sanity Group GmbH ("Sanity") at the Company's Annual General and Special Meeting of Shareholders (the "Meeting") to be held on Monday, March 30, 2026, at 10:00 a.m. (Toronto time), at 333 Bay Street, Suite 3400, Toronto, Ontario.

For those Shareholders who are unable to attend the Meeting in person, the Company will make an audio-only telephone conference available for Shareholders to listen to the Meeting. No voting will occur on the audio conference. To join the audio-only telephone conference, Shareholders can dial (646) 307-1963 (from Toronto) or (800) 715-9871 (toll-free) and quote the following reference number: 96766. The registration URL for the audio-only telephone conference is https://registrations.events/direct/Q4I967660.

In its report dated March 14, 2026, ISS stated:

“The strategic rationale for the deal makes sense and the combined company should be able to harness benefits from increased scale, diversification, improved market presence, a stronger balance sheet, and cash flow generation. The connected financing being done at a meaningful premium by OGI’s largest shareholder signal strong institutional confidence and long‑term strategic alignment. The valuation appears credible, and the company has outperformed broad global…benchmark indices since the unaffected date and the announcement, suggesting elevated non-approval risk.”

In recommending that Shareholders vote FOR the Transaction Resolution, ISS specifically highlighted the following key factors:

•Compelling Strategic Rationale: ISS concluded that the acquisition of Sanity positions the combined company to benefit from increased scale, meaningful geographic diversification, improved market presence, a stronger balance sheet, and enhanced cash flow generation.

•Strong Institutional Confidence: The connected private placement financing by a wholly owned subsidiary of British American Tobacco p.l.c. (“BAT”), Organigram’s largest shareholder, completed at a meaningful premium to market price, was cited by ISS as a signal of strong institutional confidence and long-term strategic alignment with the transaction.

•Credible Valuation: ISS found the valuation of Sanity to be credible, supported by an independent fairness opinion provided by BMO Nesbitt Burns Inc. confirming the consideration to be paid is fair, from a financial point of view, to Organigram.

•Positive Market Reaction: ISS noted that OGI shares rose on the day of announcement and had further increased as at March 11, 2026, meaningfully outperforming both the

S&P/TSX Composite Index and the S&P/TSX Composite Pharmaceuticals Index over the same period. ISS indicated that this favorable market reaction suggests elevated risk if the transaction is not approved.

•Unanimous Board Support: The independent members of Organigram’s Board of Directors unanimously approved the transaction (with the interested directors abstaining from voting), having weighed the risks and benefits of the transaction against the Company’s standalone alternatives.

About the Proposed Acquisition

Under the terms of the agreement, Sanity shareholders will receive a combination of cash and Organigram shares, with a deemed value of C$3.00 per share, as consideration for all outstanding Sanity shares not already held by Organigram, representing a 71.4% premium to the closing price of Organigram’s Common Shares on the TSX on the last unaffected trading date prior to announcement. The total upfront consideration is €113.4 million (comprising €80.0 million in cash and €33.4 million in Organigram shares). In addition, Sanity shareholders are entitled to receive contingent earn-out consideration of up to €113.8 million tied to Sanity’s financial performance in the 12-month period following closing.

Board Recommendation and Other Meeting Matters

The Board of Directors of Organigram unanimously (with the interested directors abstaining from voting) recommends that Shareholders vote FOR the Transaction Resolution. The Board consulted with its financial and legal advisors throughout the negotiation process and received a fairness opinion from BMO Nesbitt Burns Inc. confirming the fairness of the consideration paid under the share purchase agreement for the Transaction, from a financial point of view, to the Company.

At the Meeting, Shareholders will also be asked to vote on a number of other annual and special meeting matters, including: the election of ten director nominees to the Board; the appointment of PricewaterhouseCoopers LLP as the Company’s auditor; and the re-approval of all unallocated awards under the Company’s Omnibus Equity Incentive Plan. The Board recommends that Shareholders vote FOR each of the director nominees, FOR the appointment of PricewaterhouseCoopers LLP as auditor, and FOR the re-approval of all unallocated awards under the Company’s Omnibus Equity Incentive Plan.

YOUR VOTE IS IMPORTANT

Shareholders are encouraged to read the Management Information Circular dated February 23, 2026 (available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov.and on the Company’s website) carefully and to vote their shares as soon as possible, and in any event, prior to the voting deadline of 10:00 a.m. (Toronto time) on Thursday, March 26, 2026.

Shareholders who have questions or need assistance with voting their shares should contact the Company’s proxy solicitation agent, Sodali & Co, by telephone at 1-833-830-8205 (North America) or 1-289-695-3075 (outside North America), or by email at assistance@investor.sodali.com.

About Organigram Global Inc.

Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram Global participates in the U.S. and Canadian cannabinoid beverage markets. Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).

About Sanity Group
Sanity Group aims to improve people’s quality of life through the use of cannabinoids and the utilization of the endocannabinoid system. The focus is on cannabinoid-based pharmaceuticals and consumer goods. To harness the full potential of cannabis, Sanity Group invests in research of the cannabis plant and its active ingredients as well as in specific areas of application. Sanity Group, co-founded in Berlin in 2018 by Finn Age Hänsel, includes Vayamed, avaay Medical and ZOIKS (medical cannabis), Endosane Pharmaceuticals (finished pharmaceuticals), vaay (lifestyle) and Grashaus Projects (recreational cannabis Swiss pilot project). Near Frankfurt am Main, Sanity Group also operates a logistics and production facility for cannabis pharmaceuticals. More information at sanitygroup.com/press.
Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate, and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, the receipt of the requisite approval of the Shareholders of the Transaction Resolution at the Meeting; the receipt of all required regulatory approvals, including final approval of the TSX,; the satisfaction or waiver of all conditions to closing of the Transaction; the completion of the Transaction on the terms contemplated by the share purchase agreement dated February 18,

2026 between the Company, Sanity and the shareholders of Sanity , the completion of the private placement financing with BAT on the terms contemplated by the subscription agreement dated February 18, 2026 between BAT and the Company; and the realization of the anticipated benefits of the Transaction within the expected time periods. The forward-looking information included in this news release is provided as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

FOR ORGANIGRAM INVESTOR RELATIONS ENQUIRIES

MAX SCHWARTZ
Director of Investor Relations
investors@organigram.ca